Bill Hanigan Shareholder Attorney bill.hanigan@davisbrownlaw.com D515-246-7935	Dentons Davis Brown PC The Davis Brown Tower 215 10th Street, Suite 1300 Des Moines, IA 50309 United States dentons.com

August 13, 2021

DuchovnyD@SEC.GOV

Daniel F. Duchovny, Special Counsel

Office of Mergers and Acquisitions

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Via email to DuchovnyD@SEC.GOV

Re: Heron Lake BioEnergy, LLC

Schedule 13E-3

Filed on June 28, 2021

Filed by Heron Lake BioEnergy, LLC, Granite Falls Energy, LLC, Project Viking, L.L.C., and Granite Heron Merger Sub, LLC

File No. 005-84239

Revised Preliminary Proxy Statement

Filed on June 28, 2021

File No. 000-51825

Dear Mr. Duchovny:

This letter responds to the SEC’s letter dated August 2, 2021, regarding the Amended Schedule 13E-3 and Revised Preliminary Proxy Statement on Schedule 14A of Heron Lake BioEnergy, LLC (the “Company”) filed on July 23, 2021.  Concurrently to this letter we are filing the Company’s revised Schedule 14A and its Schedule 13E-3.  The numbered paragraphs below correspond to the numbered comments in the SEC’s letter.  The SEC’s comments are presented in italics.

Revised Preliminary Proxy Statement

Summary, page 2

QUESTION NO. 1:We note that you captioned a section as “HLBE’s Financial Advisor’s Recommendation” while the fairness opinion provided by Business Advisory Services states that it is not a recommendation. Please revise or advise.

RESPONSE: To eliminate this inconsistency, the caption of this section has been revised to state: “Fairness of the Transaction.”

#3305129

Bill Hanigan Shareholder Attorney bill.hanigan@davisbrownlaw.com D515-246-7935	Dentons Davis Brown PC The Davis Brown Tower 215 10th Street, Suite 1300 Des Moines, IA 50309 United States dentons.com

QUESTION NO. 2:Please revise this section to include a summary of the most material terms of the transaction. For example, include a summary of the fairness determination made by the filing persons. See Item 1001 of Regulation M-A.

RESPONSE: The Summary section of the proxy statement has been revised to include the material terms of the merger in bullet point format under the caption “SUMMARY — Terms of the Merger.” Additionally, we have revised the Summary section to include a summary of the fairness determinations reached by all the filing persons, including Heron Lake BioEnergy, LLC (“HLBE”), Granite Falls Energy, LLC (“GFE”), and GFE’s affiliates. Further we have revised the Summary section to include additional cross references to more detailed discussion in the proxy statement. With these revisions, we believe the summary section of the proxy statement provides unitholders with sufficient information to understand the essential features and significance of the Merger and satisfies the requirements of Item 1001 of Regulation M-A.

QUESTION NO. 3:Please revise this section to consolidate it with the “Questions and Answers” section. Also, relocate the sections captioned “Proposals to be Voted On,” “The Merger,” and “The Merger Agreement” such that you comply with the requirements of Rule 13e-3(e)(1)(ii).

RESPONSE: We have moved portions of the sections captioned “Proposals to be Voted On,” “The Merger,” and “The Merger Agreement” to the section captioned “Special Factors” such that the Special Factors section includes all the disclosures required by Item 7, 8, and 9 or Schedule 13E-3 and thereby complies with Rule 13e-3(e)(1)(ii). Specifically, we added all or portions of the following sub-sections to the Special Factors section from other locations in the proxy statement: Effect of the Merger, Effect if the Merger is not Completed, Material Tax Consequences of the Merger, and Board of Governors Recommendation.

Background of the Merger, page 21

QUESTION NO. 4:Please quantify the shortages in the loan covenants relating to working capital and local net worth, described on page 22.

RESPONSE: We have quantified the loan covenant violations in the section of the proxy statement captioned “THE MERGER — Background of the Merger” by adding the following disclosure:

Specifically, the Company’s loan covenants required the Company to maintain working capital of not less than $8,000,000.00 through December 31, 2020, increasing to $10,000,000.00 beginning January 31, 2021, and each reporting period thereafter. As of November 30, 2020, the Company reported working capital of $6,763,490.00. Thus, the Company’s working capital was $1,236,510.00 less than required by its loan covenants. In response to this violation, the Company’s lender provided a waiver to the working capital requirement provided that the Company maintain working capital requirement not less than $4,000,000.00.

Additionally, the Company’s loan covenants required the Company to maintain a net worth of not less than $32,000,000.00 at the end of each reporting period. As of December 31, 2020, the Company reported a net worth of $30,671,789.00. Thus, the Company’s net worth was $1,328,211.00 less than required by its loan covenants. In response to this

Bill Hanigan Shareholder Attorney bill.hanigan@davisbrownlaw.com D515-246-7935	Dentons Davis Brown PC The Davis Brown Tower 215 10th Street, Suite 1300 Des Moines, IA 50309 United States dentons.com violation, the Company’s lender provided a waiver to the net worth requirement provided that the Company maintain net worth not less than $28,000,000.00.

Despite obtaining these waivers from its lender, as of January 31, 2021, the Company forecast that it was probable that there would be future instances of noncompliance with debt covenants.

QUESTION NO. 5: We note your disclosure that discussions about the going private transaction commenced in January 2021. Please tell us why GFE did not file an amendment to its Schedule 13D at this time or until June 2020.

RESPONSE: GFE filed an amendment to its 13D in June 2021 after it became reasonably likely that GFE would engage in a transaction that would result in a material change in GFE’s beneficial ownership of HLBE. As of January 2021, when GFE and HLBE initially engaged in discussions regarding a potential merger, numerous obstacles to a merger existed, including HLBE’s distressed financial status, uncertain market conditions due to the COVID-19 pandemic, and GFE’s ability to obtain financing for such a transaction.  For these reasons, GFE believed, as of January 2021, that the likelihood of effectuating a merger was remote and improbable. Further, as of January 2021, no plan of merger or specific merger agreement had been developed or proposed. GFE did not file a 13D amendment in January 2021 because at that time no merger proposal had been developed and because the likelihood of effectuating the merger was remote and improbable, GFE did not file a 13D amendment at that time.

In the spring of 2021, ethanol industry market conditions and GFE’s profitability improved as restrictions related to the COVID-19 pandemic waned and fuel demand increased. As GFE’s profitability improved, the likelihood that GFE could effectuate the merger also increased. Following the shift in market conditions, which made the completion of the merger more probable, GFE filed a 13D amendment to disclose the proposed merger and the potential change in GFE’s ownership of HLBE.

QUESTION NO. 6:On a related note, GFE filed an amendment to its Schedule 13D on June 28, 2021 for an event that took place on March 24, 2021. Please tell us how GFE complied with its obligation to file an amendment to its Schedule 13D promptly.

RESPONSE: GFE believes it promptly filed its amendment considering that as of March 24, 2021, the likelihood of closing the merger was remote and improbable, as discussed in the response to Question 5.

QUESTION NO. 7: We note that on January 28, 2021 BPI provided a valuation report to the Company’s board of governors. Please provide the disclosure required by Item 1015 of Regulation M-A and file the report as an exhibit to your Schedule 13E-3, as required by Item 1016(c) of Regulation M-A.

RESPONSE: Our preliminary proxy statement filed July 23, 2021, included a disclosure regarding the BPI valuation report in the section captioned “SPECIAL FACTORS — Valuation Report Provided by BPI.” We have revised this section to ensure it complies with Item 1015 of Regulation M-A. Specifically, the section addressing the BPI valuation report (i) identifies BPI, (ii) describes BPI’s qualifications, (iii) describes the method for selecting BPI, (iv) describes material relationships with BPI, (v) states that BPI did not determine or recommend the amount of Merger Consideration, (vi) states that the BPI valuation report is available to unitholders upon request, (vii) and provides a summary of the BPI valuation report. The summary includes disclosures regarding the procedures BPI followed, the instructions and limitations the Company placed on BPI, BPI’s bases and methods for reaching its conclusions, and the findings and

Bill Hanigan Shareholder Attorney bill.hanigan@davisbrownlaw.com D515-246-7935	Dentons Davis Brown PC The Davis Brown Tower 215 10th Street, Suite 1300 Des Moines, IA 50309 United States dentons.com recommendations of BPI. We believe the disclosures in the section captioned “SPECIAL FACTORS — Valuation Report Provided by BPI” satisfy the requirements of Item 1015 of Regulation M-A.

Additionally, we have included the BPI valuation report as an exhibit to our revised Schedule 13E-3 filing as required by Item 1016(c) of Regulation M-A.

QUESTION NO. 8: Please quantify the “per unit prices” referenced in the entry for January 28, 2021.

RESPONSE: We have revised the section captioned “THE MERGER — Background of the Merger” to include a range of per-unit prices. The paragraph at-issue now states the following:

Also on January 28, 2021, negotiations began between the Minority Interest Governors and GFE regarding the purchase price for the Minority Ownership Interest. The Minority Interest Governors and GFE both were aware of the per-unit prices of recent transfers of Company Units. Specifically, the per-unit price of Units sold between willing sellers and willing buyers during the past two years ranged from $0.50 to $0.80. Further, both the Minority Interest Governors and GFE had received copies of the Valuation Report, which provided information regarding recent comparable sales of ethanol facilities, which the Minority Interest Governors and GFE evaluated in comparison to the HLBE facility and operation. The opening demand by the Minority Interest Governors was $18 million for the Minority Interest; GFE countered with an offer of $8 million for the Minority Ownership Interest. The first negotiating session closed on January 28, 2021 with a price range of $12 million being considered. The parties adjourned and the Minority Interest Governors retained independent counsel prior to subsequent negotiations.

Fairness of the Transaction, page 32

QUESTION NO. 9: Please revise your disclosure to ensure that each filing person makes a fairness determination. See Item 1014 of Regulation M-A.

RESPONSE: We have revised our proxy statement to include a fairness determination by each filing person, including GFE, Granite Heron Merger Sub LLC, and Project Viking LLC. These disclosures are found in the section captioned “SPECIAL FACTORS — Fairness of the Merger — Position of GFE and Its Affiliates Regarding the Fairness of the Merger.” The proxy statement also includes a revised disclosure regarding the fairness determination made by HLBE under the caption “SPECIAL FACTORS — Fairness of the Merger — Position of the Company Regarding the Fairness of the Merger.” With the addition of the disclosures regarding the fairness determination made by GFE, Granite Heron Merger Sub LLC, and Project Viking LLC, and the revised disclosures regarding the fairness determination made by HLBE, we believe the proxy statement satisfies the requirements of Item 1014 of Regulation M-A.

QUESTION NO.10: Please revise this section to ensure that the fairness determination addresses fairness to unaffiliated security holders. Your current disclosure refers to the Minority Ownership Interest, which includes some members of your board of governors. Such persons are affiliates of the company.

Bill Hanigan Shareholder Attorney bill.hanigan@davisbrownlaw.com D515-246-7935	Dentons Davis Brown PC The Davis Brown Tower 215 10th Street, Suite 1300 Des Moines, IA 50309 United States dentons.com

RESPONSE: We have revised the sections of the proxy statement addressing the fairness of the merger to clarify that the filing persons believe the transaction is fair the unitholders who are unaffiliated with the Company (the “Unaffiliated Security Holders”).

QUESTION NO.11: Refer to your discussion of substantive fairness. You appear to rely on the BAS opinion to support your fairness determination. We note that the BAS opinion addresses fairness to the company. As noted above, the fairness determination required by Schedule 13E-3 must address fairness to the unaffiliated security holders. Please revise or advise.

RESPONSE: We have revised the section discussing the substantive fairness of the merger to clarify that the Company’s board of governors (the “Board”) believes BAS’ conclusion that the merger is fair to the Company is also applicable to the Unaffiliated Security Holders. Specifically, the Board believes that because the Merger is fair, from a financial point of view, to the Company, the Merger is also fair from a financial point of view to the Unaffiliated Security Holders because all unitholders have equal economic rights, and an equal share of the profits, losses, and sale proceeds of the Company, all unitholders, other than GFE, will receive equal pro-rata Merger Compensation for their Units upon consummation of the Merger.

QUESTION NO. 12: Please revise your disclosure to summarize the contents of the opinion provided by Business Advisory Services. Alternatively, you may choose to include such opinion as an annex to the proxy statement delivered to security holders.

RESPONSE: We have revised the proxy statement to include a more thorough summary of the fairness opinion. These disclosures are found in the section captioned “SPECIAL FACTORS — Fairness Opinion Provided by BAS,” which we believe satisfies the requirements of Item 1015 of Regulation M-A and Item 9 of Schedule 13E-3.

QUESTION NO.13: It appears that two of the three analyses conducted by Business Advisory Services resulted in a value higher than the amount payable to minority security holders. To the extent you retain this opinion as supportive of the fairness determination required by Schedule 13E-3 as described above, please revise your disclosure to describe what actions, if any, the Minority Interest Directors took in addressing those analyses.

RESPONSE: We believe the discounted cash flow analysis and comparable transaction analysis conducted by BAS indicate that the minority security holders will receive a premium for their Units if the Merger is completed. Further, we believe that the three analysis conducted by BAS, when considered collectively, lead to the conclusion that the Merger is substantively fair to the minority security holders, including the Company’s unaffiliated security holders. We have revised the sections captioned “SPECIAL FACTORS — Fairness Opinion Provided by BAS” and “SPECIAL FACTORS — Fairness of the Merger — Position of the Company Regarding the Fairness of the Merger” to clarify the conclusions reached by BAS and the Company’s position regarding the fairness of the Merger to the unaffiliated security holders.

QUESTION NO.14: Please revise this section to address fairness in relation to the net book value of your units. See instruction 2(iii) to Item 1014 of Regulation M-A.

RESPONSE: We have revised this section to include the following disclosure regarding the fairness of the Merger in relation to the net book value of the Company’s Units:

Bill Hanigan Shareholder Attorney bill.hanigan@davisbrownlaw.com D515-246-7935	Dentons Davis Brown PC The Davis Brown Tower 215 10th Street, Suite 1300 Des Moines, IA 50309 United States dentons.com

Net Book Value: The Company considered the net book value of the Company’s Units in relation to the Merger Consideration when determining the fairness of the Merger. As of October 31, 2020, the net book value of the Company was $33,124,868.00 or approximately $0.425 per Unit. Net book value is defined generally as total assets minus total liabilities. While the per-Unit net book value of the Company as of October 31, 2020, is greater than the per-Unit Merger Consideration, the Board believes the Merger is fair to the Unaffiliated Security Holders because net book value does not take into account the future prospects of the Company, market conditions, industry trends, business risks, or other considerations that might be part of a transaction between a willing buyer and a willing seller. Further, while the Company considered the net book value of the Units as a factor when determining the fairness of the Merger, the Company does not view net book value alone as conclusive as to the value of the Units.

QUESTION NO.15: Please disclose the fees paid to BAS and BPI during the past two years and the fees paid or payable to each for the work described in your proxy statement.

RESPONSE: We have added this information to the proxy statement. The section of the proxy statement captioned “SPECIAL FACTORS — Fairness Opinion Provided by BAS — Prior Relationship with BAS” provides the following information:

BAS has provided financial advisory services to both the Company and GFE during the past two years. BAS does not beneficially own any interest in either the Company or GFE. BAS was paid $22,000.00 to produce the Fairness Opinion; the fee was split between the Company and GFE, with each entity paying $11,000.00 to BAS. The fee paid to BAS for providing the Fairness Opinion was not contingent on consummation of the Merger. In the two years ended July 31, 2021, the Company has paid BAS and its affiliates, including BPI, a total of $17,357.58 in fees for financial consulting services. In the two years ended July 31, 2021, GFE has paid BAS and its affiliates, including BPI, a total of $53,187.15 in fees for financial consulting services.

Additionally, the section of the proxy statement captioned “SPECIAL FACTORS — Valuation Report Provided by BPI — Prior Relationship with BPI” provides the following information:

BPI has provided financial advisory services to both the Company and GFE during the past two years. BPI is a subsidiary of BAS. Neither BPI nor BAS owns any interest in the Company or GFE. BPI does not beneficially own any interest in either the Company or GFE. The fee paid to BPI for providing the Valuation Report was not contingent on consummation of the Merger. Additionally, BPI’s parent company, BAS, has also provided financial advisory services to both the Company and GFE during the past two years. Like BPI, BAS does not own any interest in either the Company or GFE. In the two years ended July 31, 2021, the Company has paid BPI a total of $17,357.58 in fees for financial consulting services. In the two years ended July 31, 2021, GFE has paid BPI a total of $53,187.15 in fees for financial consulting services. The fees paid to BAS BPI for providing financial advisory services to the Company and GFE were not contingent upon consummation of the Merger.

Where You Can Find More Information, page 62

Bill Hanigan Shareholder Attorney bill.hanigan@davisbrownlaw.com D515-246-7935	Dentons Davis Brown PC The Davis Brown Tower 215 10th Street, Suite 1300 Des Moines, IA 50309 United States dentons.com

QUESTION NO.16: Please note that forward incorporation by reference, as you attempt to do in this section, is not permitted in connection with a Schedule 13E-3. Please revise.

RESPONSE: We have removed the reference to forward incorporation by reference.

If you have any questions, please feel free to call me at (515) 246-7953.

Very truly yours,

Bill Hanigan

Shareholder Attorney

Dentons Davis Brown PC

cc: Stacie Schuler, CFO, Heron Lake BioEnergy, LLC